METALLA ACQUIRES ROYALTY ON MINERA ALAMOS' LA FORTUNA PROJECT

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
October 22, 2020

Unless otherwise specified, all references to dollars set forth herein shall mean United States dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce that it has exercised its option with Alamos Gold Corp. ("Alamos Gold") (NYSE: AGI) (TSX: AGI) to acquire from Alamos Gold its 1.0% net smelter return royalty (the "Royalty") on the La Fortuna project in Durango State, Mexico ("La Fortuna") owned by Minera Alamos Inc. ("Minera Alamos") (TSXV: MAI) for aggregate consideration of $1,000,000 (the "Transaction Price").

Brett Heath commented: "We are pleased to acquire another development royalty on a quality gold project in Mexico. This royalty enhances our already robust footprint in Mexico and provides shareholders with exposure to a medium-term development project and potential exploration success within the land package."

TRANSACTION STRUCTURE

As part of Metalla's acquisition of a royalty portfolio from Alamos Gold announced on April 1, 2019, Metalla acquired an option to acquire the Royalty for a deposit of $400,000 in shares of Metalla upon completion of satisfactory due diligence. The option allowed Metalla to complete the acquisition of the Royalty for an additional $600,000 in cash, which has now been paid in full satisfaction of the Transaction Price.

LA FORTUNA

La Fortuna is a high-grade gold, silver and copper mine in Durango, Mexico currently being moved toward a production decision by Minera Alamos. In a Preliminary Economic Assessment released in August 2018, Minera Alamos published a study that envisions an open pit milling operation that is expected to produce an average of 50Koz of gold-equivalent ounces over a 5-year mine life at an all-in sustaining cost of $440/Oz. The study estimates an after-tax net present value at a 7.5% discount rate of $69.8M, an internal rate of return of 93% and an 11-month payback assuming $1,250/Oz of gold, $16/Oz of silver and $2.60/lb of copper. Minera Alamos has reported that it expects to receive permits in the second half of 2020, with construction expected to begin in 2022. Minera Alamos has found other major gold-bearing structures that exhibit a similar style of mineralization within the La Fortuna land package, most notably, the Ramada, PN Zone and Cerro Pelon. Minera Alamos has announced that it has procured major mill components and is currently negotiating a debt package for their 12-month construction phase.(1,2)

LA FORTUNA MINERAL RESOURCES (1)(2)(3)(4)

Mineral Resources
	Tonnes	Gold		Silver		Copper
	(000's)	(g/t)	(Koz)	(g/t)	(Koz)	(%)	(t)
Measured Resources	1,755	2.96	167.1	17.5	987.8	0.23	4,000
Indicated Resources	1,714	2.59	1,142.8	15.5	854.4	0.21	3,600
Measured & Indicated	3,469	2.78	309.8	16.5	1,842	0.22	7,600
Inferred Resources	156	1.72	8.6	8.5	42.7	0.09	100

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Report - Mineral Resource Update and Preliminary Economic Assessment of the La Fortuna Project - December 2018 on file at www.sedar.com and the Mineral Alamos Second Quarter 2020 MD&A.

(2) See Minera Alamos September 2020 Presentation.

(3) Numbers may not add due to rounding.

(4)  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Information contained on any website or document referred to or hyperlinked in this press release shall not be deemed to be a part of this press release.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to La Fortuna is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's Royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the achievement of development, construction of mine facilities and  commercial production at La Fortuna, future high-grade discoveries, , production costs and  recoveries, cash flow, the profitability margins achieved at La Fortuna, other anticipated or possible future developments at La Fortuna and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; future cash generation, Metalla potentially becoming a leading gold and silver royalty and streaming company, and current and potential future estimates of mineral reserves and resources. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.